

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2023

Jianghuai Lin
Chief Executive Officer
Taoping Inc.
Unit 3102, 31/F, Citicorp Centre
18 Whitefield Road, Hong Kong

      Re: Taoping Inc.
          Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2021
          Response dated December 16, 2022
          File No. 001-35722

Dear Jianghuai Lin:

      We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 30, 2022 letter.

Amendment No. 2 to Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
2. Summary of Significant Accounting Policies
(n) Cryptocurrencies, page F-22

1.   We note your response to prior comment 5. It appears that your gains and losses from the sale of cryptocurrencies are presented within Loss before Income Taxes, <u>not</u> Loss from Operations. As previously requested, please revise your future filings so that these gains and losses are presented within Loss from Operations for all periods where applicable.

2.   Please show us how you will revise Note 2(n) to conform to the requirement in ASC 350-30-35-19 that "If the carrying amount of an intangible asset exceeds its fair value, an entity shall recognize an impairment loss in an amount equal to that excess." In this

regard, your reference to "which is measured using the quoted price of the cryptocurrency at the time its fair value is being measured" as well as your reference to the qualitative assessment, makes it unclear if you recognize an impairment whenever the carrying amount of a digital asset exceeds its fair value.

3. Consider revising future filings to move the last sentence of Note 2(n), which states, "Although our performance obligation in our contracts with the mining pool operator is the provision of computing power, we are not entitled to any compensation for computing power provided when the pool operator is unsuccessful in placing a block to the blockchain," to the second paragraph of Note 2(t) since the statement appears to relate to revenue recognition.

Revenue - Cryptocurrency mining, page F-25

4. Please revise your future filings to disclose, as you indicate in your October 31, 2022 response to comment 11, that both you and the pool operator have the right to terminate the contract at any time, with or without cause, and without compensation.

5. You indicate in your response to prior comment 6 that "There is no specific contract between us and the mining pool operator". This is inconsistent with your disclosure in Note 2(t) on page F-25, which states, "The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool." Please address the following:
   • Confirm that your Note 2(t) disclosure is correct; that you have entered into a contract (as defined in ASC 606-10-25-1 through 25-8) with the mining pool operator.
   • Clarify for us if you believe each block attempt by the pool operator for which you provide computing power is a separate contract as that term is used in ASC 606.
   • Confirm for us if you are asserting that a contract first exists upon the successful placement of a block on the blockchain by the pool operator because that is the point when both of the conditions in ASC 606-10-25-4 no longer exist. Consider the need for clarifying disclosure.
   • For each crypto asset mining pool you participate in, please tell us how frequently blocks are added to the blockchain.

6. We note your response to prior comment 7, which references your practice of measuring fair value at the quoted closing price from the Yahoo Finance website. Please show us how you will revise your policy to clarify, if true, that you measure fair value based upon the quoted market prices from your principal market at contract inception. Refer to ASC 820-10-30-1, 35-5 and 35-5A as well as ASC 606-10-32-21.

       You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Inessa Kessman, Senior Staff Accountant, at 202-551-3371 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at 202-551-8816 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

                                                        Sincerely,

                                                         Division of Corporation Finance
                                                         Office of Technology

cc: Kevin Sun